UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2003

[    ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission File Number: 000-50332

PREMIERWEST BANCORP 401(K) PROFIT SHARING PLAN
(Full title of the Plan)

PREMIERWEST BANCORP
(Name of the issuer of the securities held pursuant to the Plan)

503 Airport Road
Medford, OR 97504
(address of principal executive office of the issuer)

PREMIERWEST BANCORP 401(K) PROFIT SHARING PLAN

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	4
Financial Statements
Statements of net assets available for benefits
As of December 31, 2003 and 2002	7
Statement of changes in net assets available for benefits
For the year ended December 31, 2003	8
Notes to financial statements	9-13
Supplemental Schedule*
Schedule of Assets (Held at End of Year)	15
Signature	16
Exhibit 23: Consent of Independent Registered Public Accounting Firm
Exhibit 32: Certifications

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they were not applicable.

REQUIRED INFORMATION

ITEM 4 Financial Statements and Exhibits

(a)	Financial Statements

Financial statements prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 2 hereof in the Table of Contents, in lieu of the requirements of Items 1 to 3.

(b)	Exhibits:

	23	Consent of Moss Adams LLP, Independent Registered Public Accounting Firm (filed herewith).
	32	Certifications

     PREMIERWEST BANCORP
401(k) PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
AND
FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	6

FINANCIAL STATEMENTS
Statements of net assets available for benefits	7
Statement of changes in net assets available for benefits	8
Notes to financial statements	9-13

SUPPLEMENTAL INFORMATION
Schedule H, line 4i - Schedule of assets (held at end of year)	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
PremierWest Bancorp 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of PremierWest Bancorp 401(k) Profit Sharing Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PremierWest Bancorp 401(k) Profit Sharing Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Medford, Oregon
June 15, 2004

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2003	2002

ASSETS
Investments
Investments, at fair value
PremierWest Bancorp common stock	$ 1,250,367	$ 520,554
Pooled separate accounts	2,989,940	2,106,337
Investments, at contract value
Guaranteed investment contracts	356,962	303,349
Participant loans, at cost	28,784	30,730

	4,626,053	2,960,970

Contribution receivable from employer	-	3,236
Cash	13,911	65

	13,911	3,301

	4,639,964	2,964,271
LIABILITIES
Other payables	3,834	-

NET ASSETS AVAILABLE FOR BENEFITS	$ 4,636,130	$ 2,964,271

See accompanying notes.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
Net appreciation in fair value of investments	$ 1,005,764
Interest and dividends	21,849

1,027,613

Contributions
Participants'	604,947
Employer	165,901
Participants' rollovers	195,018

965,866

1,993,479

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	319,729
Plan administrative fees	1,891

321,620

NET INCREASE	1,671,859
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	2,964,271

End of year	$ 4,636,130

See accompanying notes.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following description of the PremierWest Bancorp 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all eligible employees of PremierWest Bancorp and its subsidiaries, PremierWest Bank (collectively, "the Bank" or "Employer"). Manufacturers Life Insurance Company (U.S.A.) (Manulife) is the custodian (the Custodian) for the pooled separate accounts, guaranteed investment contracts and participant loans and Northwest Retirement Plans, Inc. (Northwest) is the record keeper for the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility - All employees of the Bank who are age 18 or older are eligible to participate in the Plan beginning on the first day of the month following the completion of one hour of service.

Contributions - Each participant may elect to contribute a portion of his or her annual compensation up to the maximum allowed under the Internal Revenue Code (the IRC). Such contributions are withheld from compensation as a payroll deduction and are paid to the Plan by the Bank. In addition, at the Bank's discretion, the Bank may make matching contributions and/or additional contributions up to 25% of all eligible participants' compensation, as limited by the IRC. During the year ended December 31, 2003, the Bank elected to contribute 50 cents on the dollar of the first 6% of each participant's deferral contributions. The maximum matching contribution by the Bank is 3% and no profit sharing contribution was made in 2003. Participants direct the investment of their contributions into various investment options offered by the Plan.

Participants' Accounts - Participants' contributions are credited to the individual accounts. Each participant's account is also credited with Employer contributions and allocations of the Plan's earnings or losses. Allocations are based on the participant's eligible contributions or compensation, as defined.

Vesting - Participants are immediately vested in their elective contributions, all rollovers and transfers from other qualified plans, and the actual earnings or losses on these contributions, rollovers and transfers. Vesting in the participant's share of the Employer's contributions and actual earnings or losses thereon is based on years of credited service. A participant is 100% vested after six years of credited service.

In addition, upon death, disability or retirement at age 62 or older, participants will immediately become 100% vested in their share of the Bank's contributions and the actual earnings or losses thereon.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Participant Loans - Participants who meet certain requirements of the Plan may elect to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested total of their account balance. Notes receivable transactions are treated as transfers to (from) the applicable investment fund from (to) the participant notes receivable fund. Participant borrowings are evidenced by notes and are secured by 50% of the total vested balance in the participant's account. The participant loans bear interest at rates commensurate with local prevailing rates as determined by the plan administrator, which is fixed at the time of the note. Note terms generally range from one to five years but may be extended to a maximum of 15 years if the loan is used to purchase a primary residence. Interest rates on participant loans outstanding at December 31, 2003 ranged from 6.0% to 10.5%.

Payments of Benefits - Upon retirement, death or separation of services, participants (or their beneficiaries) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or an annuity. Upon retirement or separation of service with an account balance less that $5,000, the plan administrator can choose to distribute payment in the form of a lump-sum.

Forfeitures - If a participant terminates employment before becoming fully vested, the unvested portion of the Bank's contributions is forfeited upon the earlier of the distribution of the participant's account or five consecutive one-year breaks in service. Forfeitures are utilized to reduce the Bank's future contributions. As of December 31, 2003 there were no forfeited nonvested accounts. In 2003, forfeitures amounted to $14,976 and were used to reduce the Bank's matching contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements have been prepared on the accrual basis of accounting under accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements and schedules in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation - The Plan's investments in common stock and pooled separate accounts are stated at fair value. The fair value of the common stock is based on quoted market prices. The fair value of the pooled separate accounts is based on the market value of the underlying investments held within the funds. The Plan's guaranteed investment contracts are stated at contract value as reported to the Plan by Manulife based on the market values of the underlying assets. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participant notes receivable are stated at cost, which approximates fair value.

Due to changes in economic conditions, interest rates and common stock prices, the fair value of the Plan's investments can be volatile. Consequently, the fair value of the Plan's investments can significantly change in the near term as a result of such volatility.

Purchases and sales of investment securities are recorded on a trade-date basis.

Income Recognition - Contributions from participants are accrued in the period in which they are deducted from wages in accordance with compensation deferral agreements. Employer contributions are accrued as they are determined by the Bank.

The difference in fair value from one period to the next is recorded as net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits. Net appreciation (depreciation) in fair value of investments also includes realized gains or losses on the sale of such investments during the period. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits - Benefits are recorded when paid.

Plan Expenses - All administrative expenses of the Plan are paid by the Bank, except for certain withdrawal fees which are charged directly to the respective participants' accounts.

Risks and Uncertainties and Concentrations of Credit Risk - The Plan provides for various investment options that have different investment strategies. These investments are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for plan benefits.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INVESTMENTS

All investments are participant directed. Participants have the option of investing in the common stock of the Employer, pooled separate accounts, or guaranteed investment contracts with Manulife. Manulife maintains participant contributions in a general account. The account is allotted with earnings or losses on the underlying investments and is charged for participant withdrawals and administrative expenses. Participants should refer to the separate prospectuses for a complete description of the individual investment funds. The following presents the fair values of investments that represent 5% or more of the Plan's net assets:

	December 31,

	2003	2002

PremierWest Bancorp Stock Fund	$ 1,250,367	$520,554
Pooled separate accounts
Lifestyle Balanced 640 Fund	$ 641,136	$451,519
Lifestyle Growth 820 Fund	$ 265,404	$209,706
Lifestyle Conservative 280 Fund	$ 259,329	$206,114
Manulife Guaranteed Interest Account - 10 year	$ 275,933	$229,096

During the year ended December 31, 2003 the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

Common stock	$ 475,088
Pooled separate accounts	530,676

$ 1,005,764

NOTE 4 - INVESTMENT CONTRACTS WITH INSURANCE COMPANY

The Plan has entered into benefit-responsive investment contracts with Manulife. The contributions in general accounts are maintained by Manulife. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by Manulife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4 - INVESTMENT CONTRACTS WITH INSURANCE COMPANY (Continued)

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3.39%, 4.42%, and 5.07%, respectively, for the three-year, five-year and ten-year guaranteed investment contracts for the year ended December 31, 2003. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan's termination, participants would become fully vested in their accounts and the value of all participant accounts would be distributed to them. Additionally, the Employer has the authority to amend the Plan at its discretion, provided that no amendment shall cause the balance of any participant's account to be reduced.

NOTE 6 - TRANSACTIONS WITH PARTIES-IN-INTEREST

The Company is the Plan sponsor and administrator and pays certain administrative costs including accounting, legal and consulting fees on behalf of the Plan. Some of the trustees are also participants of the Plan.

NOTE 7 - INCOME TAX STATUS

The Bank has adopted a non-standardized Defined Contribution Regional Prototype Plan (the Prototype Plan), which received a favorable determination letter from the Internal Revenue Service on November 27, 2001, which stated that the Prototype Plan and related trust were designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of December 31, 2003. Consequently, no provision for income taxes has been included in the accompanying financial statements.

NOTE 8 - SUBSEQUENT EVENTS

A Plan amendment, effective January 23, 2004, transferred the assets of the Mid Valley Bank 401(k) Profit Sharing Plan to PremierWest Bancorp 401(k) Profit Sharing Plan. Employees of Mid Valley Bank will receive credit for years of service under the PremierWest Bancorp 401(k) Profit Sharing Plan.

SUPPLEMENTAL INFORMATION

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 93-1282171 PLAN 001
DECEMBER 31, 2003

(a)	(b) Identity of issue,	(c) Description of investment including	(d) Cost	(e) Current
	borrower, lessor, or	maturity date, rate of interest,		value
	similar party	collateral, par, or maturity value

*	Manulife Financial	Guaranteed Interest Account
		3.39%-5.07%, various maturity dates	356,962	356,962
*	Manulife Financial	Pooled separate accounts	2,823,189	2,989,940
	A.G. Edwards & Sons	Cash	11,050	11,050
*	PremierWest Bancorp	121,987 shares	775,279	1,250,367
*	Participant loans	6.00% - 10.50%	-	28,784

*	Party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PREMIERWEST BANCORP CORPORATION 401(K) PROFIT SHARING PLAN
(full Title of the Plan)

Date: June 25, 2004                                                                                                                                 By: /s/ John Anhorn
                                                                                                                                                                         John Anhorn, President and Chief Executive Officer
                                                                                                                                                                         and Plan Trustee

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-109419 of PremierWest Bancorp on Form S-8 of our report dated June 15, 2004 appearing in this Annual Report on Form 11-K of the PremierWest Bancorp 401(k) Profit Sharing Plan for the year ended December 31, 2003.

/s/ Moss Adams LLP
Medford, Oregon
June 24, 2004

Exhibit 32

CERTIFICATIONS PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the PremierWest Bancorp 401(k) Profit Sharing Plan (the "Plan") on Form 11-K for the year ending December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report") the undersigned officers certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that: (1) The Report fully complies with the requirements of section 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition of the Plan.

By: /s/ John Anhorn
Name: John Anhorn
Title: President and Chief Executive Officer
Date: June 25, 2004

By: /s/ Rich Hieb
Name: Rich Hieb.
Title: Executive Vice President and Chief Operating Officer
Date: June 25, 2004

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan for five years and furnished to the Securities and Exchange Commission or its staff upon request.